Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS INCREASED NET INCOME OF $5.2 MILLION FOR THIRD QUARTER 2009

TORONTO, ONTARIO – November 16, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) today reported a net income of $5.2 million ($0.02 per share) in its financial statements for the three months ended September 30, 2009, and a net income of $1.9 million for the nine months ended September 30, 2009 ($0.01 per share). All amounts in this news release are in US dollars unless otherwise noted. Our financial statements are available under the Corporation's profile at www.sedar.com.

Minera Andes' share of the net income derived from Minera Santa Cruz S.A.("MSC") for the three months ended September 30, 2009 (before amortization), was $6.0 million and for the nine months ended September 30, 2009, was $8.7 million. MSC is owned 49% by Minera Andes and 51% by Hochschild Mining plc ("Hochschild"). MSC owns the San José silver-gold mine in southern Argentina and Hochschild is the operator of the Mine.

The silver and gold sales from the San José Mine in the third quarter of 2009 totaled $46.1 million. During the first quarter 2009, total sales from the San José Mine were $21.1 million and second quarter 2009, were $41.0 million. The weighted average gross sales prices were $15.54/ounce of silver and 985/ounce of gold during the third quarter of 2009 and 13.42/ounce of silver and 919/ounce of gold during the previous quarter. San José's silver and gold sales are unhedged. The third quarter 2009 sales of silver and gold by the San José Mine were 12% higher compared to second quarter of 2009 due to higher metal prices and a higher quantity of ounces of gold sold, partially offset by a lower quantity of silver ounces sold.

Production cash operating costs (calculated on a co-product basis) for the mine were $4.75 per ounce for 1,402,000 ounces of silver and $313 per ounce for 22,470 ounces of gold. As previously reported, a total of 122,342 tonnes of ore was processed in the third quarter of 2009 with an average grade of 407 grams per tonne of silver and 6.65 grams per tonne of gold. The sale products are marketed in the form of concentrates and doré bullion. Cash operating costs were $13.5 million for the quarter, which represents an increase of 9% compared to the 2nd quarter of 2009. The cash cost per tonne slightly increased by 1% to $113.1 per tonne during the quarter.

This news release is submitted by Henry John, Chief Financial Officer of Minera Andes Inc.

About Minera Andes:

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina. It has the following significant assets: One, a 49% interest in Minera Santa Cruz SA which owns the San José Mine which is one of the world’s largest primary silver producers; two, a 100%  of the large Los Azules copper deposit; and three, a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina. The company is formulating plans for drilling on these properties in the upcoming drill season in Argentina.

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The Corporation presently has 262,398,851 shares issued and outstanding.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information, including those related to the operations at the San José Mine.  These forward-looking statements and information expressed, as at the date of this press release, including the corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, labour relations, and uncertainty as to calculation of mineral reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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